UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Mobile Games and Entertainment Group Limited

(Name of Issuer)

American Depositary Shares, each representing 14 Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

16952T 100

(CUSIP Number)

Champion Plus Group Limited

Columbus Centre, Suite 210, Road Town

Tortola, British Virgin Islands

Tel: (852) 2308 4060

Attention: Shannon Cheung

With a copy to:

Joseph A. Sevack, Esq.

Troutman Sanders LLP

34th Floor Two Exchange Square

8 Connaught Place, Central

Hong Kong

Tel: (852) 2533-7843
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Champion Plus Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(1) Percentage is based on a total of 440,442,315 Class A and Class B ordinary shares issued and outstanding as of March 26, 2014. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Zennon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(2) Percentage is based on a total of 440,442,315 Class A and Class B ordinary shares issued and outstanding as of March 26, 2014. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Zennon Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

(3) Percentage is based on a total of 440,442,315 Class A and Class B ordinary shares issued and outstanding as of March 26, 2014. See also Item 5 below for additional details as to the outstanding shares of the Issuer.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Lee Pui Ah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,400,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(4) Percentage is based on a total of 440,442,315 Class A and Class B ordinary shares issued and outstanding as of March 26, 2014. See also Item 5 below for additional details as to the outstanding shares of the Issuer. Does not include shares underlying a warrant issued to Marvel Investment Holdings Limited to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer; the warrant becomes exercisable on September 29, 2014 and thus is not exercisable within 60 days of the filing of this Schedule 13D. See also Item 5 below for additional details regarding the warrant.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Cheung Wing Hong Shannon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,000
	8	SHARED VOTING POWER 29,400,000
	9	SOLE DISPOSITIVE POWER 917,000
	10	SHARED DISPOSITIVE POWER 29,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,317,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(5) Percentage is based on a total of 440,442,315 Class A and Class B ordinary shares issued and outstanding as of March 26, 2014. See also Item 5 below for additional details as to the outstanding shares of the Issuer. Does not include shares underlying a warrant issued to Marvel Investment Holdings Limited to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer; the warrant becomes exercisable on September 29, 2014 and thus is not exercisable within 60 days of the filing of this Schedule 13D. See also Item 5 below for additional details regarding the warrant.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Zennon Capital Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (6)
	8	SHARED VOTING POWER 0 (6)
	9	SOLE DISPOSITIVE POWER 0 (6)
	10	SHARED DISPOSITIVE POWER 0 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(6) Does not include the shares underlying a warrant issued to Marvel Investment Holdings Limited to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer; the warrant becomes exercisable on September 29, 2014 and thus is not exercisable within 60 days of the filing of this Schedule 13D. See also Item 5 below for additional details regarding the warrant.

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CUSIP No.	16952T 100

1	NAMES OF REPORTING PERSONS Marvel Investment Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (7)
	8	SHARED VOTING POWER 0 (7)
	9	SOLE DISPOSITIVE POWER 0 (7)
	10	SHARED DISPOSITIVE POWER 0 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(7) Does not include the shares underlying a warrant issued to Marvel Investment Holdings Limited to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer; the warrant becomes exercisable on September 29, 2014 and thus is not exercisable within 60 days of the filing of this Schedule 13D. See also Item 5 below for additional details regarding the warrant.

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CUSIP No.	16952T 100

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), and American Depositary Shares (“ADSs”), of China Mobile Games and Entertainment Group Limited, a company organized under the law of the Cayman Islands (the “Issuer”).  The Issuer’s business address is Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

2(a)	Name

(i)	Champion Plus Group Limited (“Champion Plus Group”)
(ii)	Zennon Capital Partners, L.P. (“Zennon Capital Partners”)
(iii)	Zennon Capital Limited (“Zennon Capital Limited”)
(iv)	Ms. Lee Pui Ah (“Ms. Lee”)
(v)	Mr. Cheung Wing Hong Shannon (“Mr. Cheung”)
(vi)	Zennon Capital Advisors Limited (“Zennon Advisors”)
(vii)	Marvel Investment Holding Limited (“Marvel Investment”)

2(b)	Business Address

(i)    Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands

(ii)   Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(iii)  Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(iv)  Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(v)   Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(vi)  Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(vii) Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands

2(c)	Principal Occupation or Employment

(i)	Holding company
(ii)	Investor in securities
(iii)	Principal investment manager of Zennon Capital Partners
(iv)	Director of Zennon Capital Limited
(v)	Director of Zennon Capital Limited
(vi)	Holding company
(vii)	Investor in securities

2(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he, she or it became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No.	16952T 100

2(f)	Citizenship

(i)	British Virgin Islands
(ii)	Cayman Islands
(iii)	Cayman Islands
(iv)	Hong Kong S.A.R.
(v)	Hong Kong S.A.R.
(vi)	Cayman Islands
(vii)	British Virgin Islands

This Schedule 13D is being filed jointly by each of the Reporting Persons.  A copy of the Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 26, 2013, Champion Plus Group and the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which Champion Plus Group purchased, on August 5, 2013, from the Issuer 2,000,000 newly issued ADS’s, representing a total of 28,000,000 Class A ordinary shares of the Issuer, for a total purchase price of $20,000,000. Under the Purchase Agreement, Champion Plus Group agreed to a lock-up period of 180 days with respect to its equity securities in the Issuer. Champion Plus Group obtained the funds to purchase the 2,000,000 ADS’s pursuant to the Purchase Agreement from its funds on hand.

At the closing under the Purchase Agreement, the Issuer issued to Champion Plus Group a warrant (the “Champion Warrant”) to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer. The Champion Warrant is exercisable beginning on February 1, 2014 for two years at a total purchase price of $1,000,000. The number of shares issuable upon exercise of the Champion Warrant, and its exercise price, will be adjusted upon the occurrence of, among other things, subdivisions or combinations of ordinary shares, reorganizations, reclassifications, consolidations, stock dividends, stock splits, and mergers or sales of the Company.

On April 1, 2014, the Issuer issued to Marvel Investment Holding Limited, a company incorporated in the British Virgin Islands (“Marvel Investment”), a warrant (the “Marvel Warrant”) to purchase a total of 100,000 ADS’s, representing a total of 1,400,000 Class A ordinary shares of the Issuer. The Marvel Warrant is exercisable beginning on September 29, 2014 for two years at a total purchase price of $2,400,000. The number of shares issuable upon exercise of the Marvel Warrant, and its exercise price, will be adjusted upon the occurrence of, among other things, subdivisions or combinations of ordinary shares, reorganizations, reclassifications, consolidations, stock dividends, stock splits, and mergers or sales of the Company.

ITEM 4.	PURPOSE OF TRANSACTION

The acquisition of the 28,000,000 Class A ordinary shares, the Champion Warrant to purchase 1,400,000 additional Class A ordinary shares was made by the Reporting Persons for investment purposes. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the Class A ordinary shares directly owned by Champion Plus Group for which this Schedule 13D is filed.

The acquisition of the 65,500 ADS’s, representing 917,000 Class A ordinary shares, by Mr. Cheung was made by Mr. Cheung for investment purposes. Mr. Cheung intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the Class A ordinary shares owned by him for which this Schedule 13D is filed.

The acquisition of the Marvel Warrant to purchase 1,400,000 additional Class A ordinary shares was made by Marvell Investment, Zennon Advisors, Ms. Lee and Mr. Cheung for investment purposes. Marvell Investment, Zennon Advisors, Ms. Lee and Mr. Cheung intend to participate in and influence the affairs of the Issuer through the exercise of any voting rights they may acquire by ownership of Class A ordinary shares they may acquire upon exercise of the Marvel Warrant for which this Schedule 13D is filed.

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CUSIP No.	16952T 100

From time to time, the Reporting Persons intend to review the performance of their investments in the Issuer and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the ADS’s and/or Class A ordinary shares; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of ADS’s owned by the Reporting Persons is 2,100,000, representing 29,400,000 Class A ordinary shares of the Issuer, plus 65,500 ADS’s owned exclusively by Mr. Cheung, representing 917,000 Class A ordinary shares. Such 29,400,000 Class A ordinary shares constitute 6.68% of the total of 440,442,315 ordinary shares of the Issuer that were issued and outstanding as of March 26, 2014. The interest of Mr. Cheung in the equity securities of the Issuer comprises 30,317,000 Class A ordinary shares (consisting of the 29,400,000 shares owned directly by Champion Plus Group and the 917,000 shares owned directly by Mr. Cheung) which constitute 6.88% of the total of 440,442,315 ordinary shares of the Issuer that were issued and outstanding as of March 26, 2014. The outstanding share amount is based on information provided by the Issuer, based on the Issuer’s share register on March 26, 2014.

Class A ordinary shares and Class B ordinary shares provide their holders with the same rights except as to voting and conversion rights. In respect of matters requiring the vote of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes. The percentages set forth in the preceding paragraph are not reduced to reflect the relatively lesser voting power of the Class A shares as to which the Reporting Persons are filing this Schedule 13D as compared with an equal number of Class B ordinary shares. The voting power of the 29,400,000 shares owned directly by Champion Plus Group as to which the Reporting Persons are filing this Schedule 13D represents 2.53% of the total outstanding voting power of all Class A and Class B ordinary shares. The voting power of the 30,317,000 shares beneficially owned by Mr. Cheung represents 2.61% of the total outstanding voting power of all Class A and Class B ordinary shares. The 29,400,000 Class A ordinary shares represented by the 2,100,000 ADS’s owned directly by Champion Plus Group as to which the Reporting Persons are filing this Schedule 13D includes the 1,400,000 Class A ordinary shares underlying the Champion Warrant which warrant became exercisable on February 1, 2014.

Zennon Capital Partners, a Cayman Islands exempted limited partnership, owns 100% of the issued and outstanding equity securities of Champion Plus Group. Zennon Capital Limited, a Cayman Islands company, is the general partner of Zennon Capital Partners. Ms. Lee and Mr. Cheung are the directors of Zennon Capital Limited with the power to make all decisions on behalf of Zennon Capital Limited, including decisions as general partner of Zennon Capital Partners. Any decision with respect to acquisitions and dispositions of securities by Zennon Capital Partners (including securities held by its wholly owned investment vehicles such as Champion Plus Group) must be initiated by Zennon Capital Limited as general partner, and must be approved by the unanimous vote of an investment committee. The investment committee consists of Ms. Lee, Mr. Cheung and two other individuals. However, under the limited partnership agreement of Zennon Capital Partners, only Ms. Lee and Mr. Cheung are entitled to vote with respect to any decisions relating to the 29,400,000 Class A ordinary shares of the Issuer held by Champion Plus Group as to which this Schedule 13D is being filed.

Mr. Cheung directly owns 65,500 ADS’s, representing 917,000 Class A ordinary shares of the Issuer, constituting 0.23% of the total of 391,041,411 ordinary shares of the Issuer that were issued and outstanding as of November 27, 2013.

Marvel Investment is a wholly-owned subsidiary of Zennon Advisors. Ms. Lee and Mr. Cheung are the directors of Marvel Investment with the power to make all decisions on behalf of Marvel Investment.

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CUSIP No.	16952T 100

(c) Except as described in Item 3 above, there have been no transactions in the ordinary shares of the Issuer by any of the Reporting Persons during the 60 days preceding the filing of this Schedule 13D.

(d)  Not applicable.

(e) Not applicable.

Each of the Reporting Persons other than Champion Plus Group disclaims beneficial ownership of the shares of Common Stock owned by Champion Plus Group as reported in this Schedule 13D as well as any shares of Common Stock issuable upon exercise of either the Champion Warrant, in each case except to the extent of their respective pecuniary interest therein.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock issuable upon exercise of the Marvel Warrant, in each case except to the extent of their respective pecuniary interest therein.

Each of the Reporting Persons other than Mr. Cheung disclaims beneficial ownership of the 917,000 Class A ordinary shares owned directly by Mr. Cheung.

As to the 917,000 Class A ordinary shares owned directly by Mr. Cheung, each of the Reporting Persons other than Mr. Cheung expressly disclaims status as a “group” for purposes of this Schedule 13D.

As to the Marvel Warrant and the 1,400,000 Class A ordinary shares issuable upon exercise thereof, each of the Reporting Persons other than Marvell Investment, Zennon Advisors, Ms. Lee and Mr. Cheung expressly disclaims status as a “group” for purposes of this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO S SECURITIES OF THE ISSUER

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

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CUSIP No.	16952T 100

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Joint Filing Agreement dated April 16, 2014, by and between the Reporting Persons.

Exhibit B. Share Purchase Agreement between Champion Plus Group Limited and China Mobile Games and Entertainment Group Limited, dated July 26, 2013.

Exhibit C. Stock Purchase Warrant dated August 5, 2013.

Exhibit D. Stock Purchase Warrant dated April 1, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2014

CHAMPION PLUS GROUP LIMITED		ZENNON CAPITAL PARTNERS, L.P.
By: Zennon Capital Limited
By:	/s/ Shannon Cheung	It General Partner
Name: Shannon Cheung
	Title: Director	By:	/s/ Shannon Cheung
Name: Shannon Cheung
By:	/s/ Lee Pui Ah		Title: Director
Name: Lee Pui Ah
	Title: Director	By:	/s/ Lee Pui Ah
Name: Lee Pui Ah
Title: Director

ZENNON CAPITAL LIMITED		/s/ Shannon Cheung
Cheung Wing Hong Shannon
By:	/s/ Shannon Cheung
Name: Shannon Cheung
Title: Director
/s/ Lee Pui Ah
By:	/s/ Lee Pui Ah	Lee Pui Ah
Name: Lee Pui Ah
Title: Director

ZENNON CAPITAL ADVISORS LIMITED		MARVEL INVESTMENT HOLDING LIMITED

By:	/s/ Shannon Cheung	By:	/s/ Shannon Cheung
	Name: Shannon Cheung		Name: Shannon Cheung
	Title: Director		Title: Director

By:	/s/ Lee Pui Ah	By:	/s/ Lee Pui Ah
	Name: Lee Pui Ah		Name: Lee Pui Ah
	Title: Director		Title: Director

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the American Depositary Shares (the “American Depositary Shares”), each representing 14 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of China Mobile Games and Entertainment Group Limited, an exempted limited liability company incorporated in the Cayman Islands (the “Issuer”).

Each of the persons named below further agrees that this Joint Filing Agreement shall be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated May 7, 2014.

CHAMPION PLUS GROUP LIMITED		ZENNON CAPITAL PARTNERS, L.P.
By: Zennon Capital Limited
By:	/s/ Shannon Cheung	It General Partner
Name: Shannon Cheung
	Title: Director	By:	/s/ Shannon Cheung
Name: Shannon Cheung
By:	/s/ Lee Pui Ah		Title: Director
Name: Lee Pui Ah
	Title: Director	By:	/s/ Lee Pui Ah
Name: Lee Pui Ah
Title: Director

ZENNON CAPITAL LIMITED		/s/ Shannon Cheung
Cheung Wing Hong Shannon
By:	/s/ Shannon Cheung
Name: Shannon Cheung
Title: Director
/s/ Lee Pui Ah
By:	/s/ Lee Pui Ah	Lee Pui Ah
Name: Lee Pui Ah
Title: Director

ZENNON CAPITAL ADVISORS LIMITED		MARVEL INVESTMENT HOLDING LIMITED

By:	/s/ Shannon Cheung	By:	/s/ Shannon Cheung
	Name: Shannon Cheung		Name: Shannon Cheung
	Title: Director		Title: Director

By:	/s/ Lee Pui Ah	By:	/s/ Lee Pui Ah
	Name: Lee Pui Ah		Name: Lee Pui Ah
	Title: Director		Title: Director

EXHIBIT B

Execution Copy

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”), dated as of July 26, 2013, is by and between Champion Plus Group Limited, a company organized under the laws of the British Virgin Islands (the “Purchaser”), and China Mobile Games and Entertainment Group Limited, a company organized under the laws of the Cayman Islands (the “Company”). The Purchaser and the Company are sometimes herein referred to each as a “Party,” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Company and the Purchaser desire to provide for the issuance, sale and purchase of the number of American depositary shares (the “ADSs”), each representing 14 Class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Ordinary Shares”), as set forth in Section 1.1, on the terms and conditions set forth in this Agreement;

WHEREAS, the Company has issued to the Purchaser the right to purchase additional ADSs pursuant to a stock purchase warrant dated as of the date hereof between the Company and the Purchaser (the “Warrants”); and

WHEREAS, the Company and the Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the issuance, sale and purchase and related transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Company and the Purchaser agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1            Issuance, Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, the Company agrees to issue, sell and deliver to the Purchaser, free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature other than those imposed by the Memorandum and Articles of Association of the Company, and the Purchaser agrees to purchase from the Company, on the Closing Date (as defined below), 2,000,000 ADSs (the “Purchase Shares”).

Section 1.2            Purchase Price. The total consideration payable by the Purchaser to the Company (the “Purchase Price”) shall be US$20,000,000.

Section 1.3            Closing.

(a)                Upon the terms and subject to the conditions of this Agreement, the closing (the “Closing”) of the purchase and sale of the Purchase Shares shall be held at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on August 5, 2013, or any other date and time that is agreed upon in writing by the Company and the Purchaser (the “Closing Date”). At the Closing, the Purchaser shall deliver the Purchase Price to the Company by wire transfer in immediately available funds, and (b) the Company shall deliver or cause to be delivered to the Purchaser the Purchase Shares in the form of one or more American depositary receipts (“ADRs”) evidencing the Purchase Shares.

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Section 1.4            Closing Conditions.

(a)                Conditions of the Purchaser for the Closing. The obligation of the Purchaser to purchase and pay for the Purchase Shares as contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived by the Purchaser in its sole discretion:

(i)                 All corporate and other actions required to be taken by the Company in connection with the issuance and sale of the Purchase Shares shall have been completed.

(ii)               The representations and warranties of the Company contained in Section 2.1 of this Agreement shall have been true and correct in all material respects (except for representations and warranties that are qualified by materiality or Material Adverse Effect (as defined herein), which shall be true and correct in all respects) on the date of this Agreement and on and as of the Closing Date and there shall have been no Material Adverse Effect with respect to the Company or any entity over which it has the power or authority to direct the business, management and policies, whether through the ownership of voting securities, by contract or otherwise, directly or indirectly (each a “Subsidiary”), since the date hereof. The Company shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date. As used herein, “Material Adverse Effect” shall mean any event, fact, circumstance or occurrence that, individually or in the aggregate with any other events, facts, circumstances or occurrences, results in or would reasonably be expected to result in a material adverse change in or a material adverse effect on any of (i) the legality validity or enforceability of this Agreement, (ii) the financial condition, assets, liabilities, results of operations, business, or operations of the Company taken as a whole, or (iii) the ability of the Company to consummate the transactions contemplated by this Agreement and to timely perform its material obligations under this Agreement.

(iii)             The Company shall have delivered to the Purchaser (x) evidence of the issuance of the Class A Ordinary Shares underlying the Purchase Shares to The Bank of New York Mellon (the “Depositary”) for deposit with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as the custodian (the “Custodian”) under the deposit agreement by and among the Company, the Depositary and the holders from time to time of the ADRs evidencing the ADSs (the “Deposit Agreement”), and (y) a copy of irrevocable instructions to the Depositary instructing it to deliver to the Purchaser the Purchase Shares evidenced by one or more ADRs, registered in the name of the Purchaser or its nominee. The Company shall cause the Depositary to deliver to the Purchaser or a recipient designated by the Purchaser certificates of ADRs evidencing the Purchase Shares as soon as practicable, but in no event more than ten business days after the Closing Date.

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(iv)             All obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed.

(v)               No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

(vi)             From the date hereof to the Closing Date, trading in the ADSs of the Company shall not have been suspended by the Securities Exchange Commission or the Company’s principal trading market, the Nasdaq Global Market, or any other securities exchange on which the equity securities are listed or quoted for trading on the date in question (the “Trading Market”).

(vii)           There must not have been commenced or threatened any proceeding or action (i) involving any challenge to, or seeking damages or other relief in connection with, the transactions contemplated by this Agreement or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with the transactions contemplated this Agreement, that in either case would materially affect the ability of the Purchaser or the Company to consummate the transactions contemplated by this Agreement.

(b)               Conditions of the Company. The obligation of the Company to issue and sell the Purchase Shares to be sold to and purchased by the Purchaser as contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(i)                 All corporate and other actions required to be taken by the Purchaser in connection with the purchase of the Purchase Shares shall have been completed.

(ii)               The representations and warranties of the Purchaser contained in Section 2.2 of this Agreement shall have been true and correct in all material respects on the date of this Agreement and on and as of the Closing Date; and the Purchaser shall have performed and complied in all material respects with all, and not be in breach or default in any material respect under any, agreements, covenants, conditions and obligations contained in this Agreement that are required to be performed or complied with on or before the Closing Date.

(iii)                            No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents, prohibits, imposes any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement; and no action, suit, proceeding or investigation shall have been instituted by a governmental authority of competent jurisdiction or threatened that seeks to restrain, enjoin, prevent, prohibit, impose any damages or penalties that are substantial in relation to the Company, or otherwise makes illegal the consummation of the transactions contemplated by this Agreement.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1            Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date, as follows:

(a)                Organization and Authority.

(i)                 The Company and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and authority to own and use its properties and assets and to carry on its business in all material respects as is currently conducted. Neither the Company nor any of its Subsidiaries is in material violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. The Company has all requisite power and authority to carry on its business as it is currently being conducted.

(ii)               The Company has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of the Company and its board of directors. This Agreement has been (or upon delivery will have been) duly executed by the Company and, when executed by the Purchaser and delivered in accordance with the terms hereof will constitute the valid and legally binding obligations of the Company, enforceable in accordance with its respective terms and conditions, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)               Capitalization.

(i)                 The authorized share capital of the Company consists of 750,000,000 Class A Ordinary Shares and 250,000,000 Class B ordinary shares, par value US$0.001 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Shares”), of which, as of the date of this Agreement, 114,971,458 Class A Ordinary Shares, 189,617,092 Class B Ordinary Shares and 26,485,961 contingently redeemable Class A Ordinary Shares (the “Contingent Redeemable Ordinary Shares”) are issued and outstanding. All issued and outstanding Shares of the Company are validly issued, fully paid and nonassessable. As of the date of this Agreement, no Shares are held in treasury and no Shares are reserved for future issuance except as provided in the share option scheme of the Company (the “Share Option Scheme”), the vesting and exercisability of which shall not accelerate due to this Agreement or the Closing. Except for the Share Option Scheme, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries. All Shares subject to issuance as aforesaid, upon issuance on the terms and subject to the conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except for the Contingent Redeemable Ordinary Shares, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person. As used herein, “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

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(ii) All outstanding Shares and all outstanding awards under the Share Option Scheme and all outstanding shares of capital stock of each of the Subsidiaries have been issued and granted in compliance with (i) all applicable Securities Laws and other applicable laws and (ii) all requirements set forth in applicable contracts. The Company or any of its Subsidiaries has not issued any notes, bonds or other debt securities, or any option, warrant or other right to acquire the same, of the Company or any of its Subsidiaries. “Securities Laws” means the United States Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the listing rules of, or any listing agreement with the Nasdaq Global Market and any other applicable law regulating securities or takeover matters.

(c)                Due Issuance of the Purchase Shares. The Class A Ordinary Shares underlying the Purchase Shares have been duly authorized and, when issued and delivered to the Custodian and paid for by the Purchaser pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and the Purchase Shares, when issued by the Depositary against the deposit of the Class A Ordinary Shares underlying the Purchase Shares in respect thereof in accordance with the provisions of the Deposit Agreement and paid for by the Purchaser pursuant to this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. The Purchase Shares, when issued, shall be free and clear of any pledge, mortgage, security interest, encumbrance, lien, charge, assessment, claim or restriction of any kind or nature, except for restrictions arising under the Securities Act, and upon delivery and entry into the register of members of the Company will transfer to the Depositary good and valid title to the Class A Ordinary Shares underlying the Purchase Shares.

(d)               Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any provision of the Memorandum and Articles of Association, bylaws or other constitutional documents of the Company or its Subsidiaries or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company or any of its Subsidiaries is subject, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the Company’s or any of its Subsidiaries assets are subject, or (iii) conflict with or result in a material violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including foreign, federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected. There is no action, suit or proceeding, pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby or thereby.

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(e)                Filings, Consents and Approvals. Neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of any of the transactions contemplated hereby, nor the performance by the Company of this Agreement in accordance with its terms requires the filing, consent, approval, order or authorization of, or registration with, or the giving notice to, any governmental or public body or authority or any third party, except such as have been obtained, made, given or will be made promptly hereafter.

(f)                Compliance with Laws. The business of the Company and each of its Subsidiaries is not being conducted in violation of any law or government order applicable to the Company except for violations which do not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)               SEC Filings; Financial Statements.

(i)              The Company has filed all forms, reports, schedules, and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since September 20, 2012, including (i) its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”), (ii) its quarterly earnings release dated May 31, 2013 for the quarter ended March 31, 2013 and (iii) all other forms, reports, schedules, registration statements and other documents required to be filed by the company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) of the Exchange Act, filed by the Company with the SEC since September 20, 2012 (the forms, reports, schedules, and other documents referred to in clauses (i), (ii) and (iii) above being, collectively, the “SEC Reports”). The SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(ii)              Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which would not have had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; however, a Material Adverse Effect will not be deemed to have taken place if such adjustments result from (v) changes in the trading price of the Company’s ADSs, (w) the public disclosure of the transactions contemplated hereby in accordance with the terms of this Agreement, (x) changes in generally accepted accounting principles that are generally applicable to comparable companies, (y) changes in economic and market conditions in general or in the industry in which the Company operates, and (z) effects or changes relating to the Company’s share based compensation expenses).

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(iii)             Except as and to the extent set forth on the audited consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2013, including the notes thereto (the “Balance Sheet”), neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed in accordance with GAAP, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since March 31, 2013, which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. However, a Material Adverse Effect will not be deemed to have taken place if such liability or obligation results from (v) changes in the trading price of the Company’s ADSs, (w) the public disclosure of the transactions contemplated hereby in accordance with the terms of this Agreement, (x) changes in generally accepted accounting principles that are generally applicable to comparable companies, (y) changes in economic and market conditions in general or in the industry in which the Company operates, and (z) effects or changes relating to the Company’s share based compensation expenses. None of the Company or its Subsidiaries is a party to any contract or any commitment providing for an interest rate, currency or commodity swap, derivative, forward purchase or sale or other transaction similar in nature or effect or involving any off-balance sheet financing.

(h)               Events Subsequent to Most Recent Fiscal Period. Since March 31, 2013, there has not occurred any Material Adverse Effect or any event, fact, circumstance or occurrence that would reasonably be expected to result in a Material Adverse Effect. However, a Material Adverse Effect will not be deemed to have taken place under this paragraph (h) if such event, fact, circumstance or occurrence results from (v) changes in the trading price of the Company’s ADSs, (w) the public disclosure of the transactions contemplated hereby in accordance with the terms of this Agreement, (x) changes in generally accepted accounting principles that are generally applicable to comparable companies, (y) changes in economic and market conditions in general or in the industry in which the Company operates, and (z) effects or changes relating to the Company’s share based compensation expenses.

(i)                 Litigation. There is no actions, suit, inquiry, notice of proceeding, or investigation by or against the Company or affecting the business or any of the assets of the Company pending before any court or governmental authority, or, to the Company’s knowledge, threatened to be brought by or before any court or governmental authority which could reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor to the knowledge of the Company any director or officer thereof, is or has been the subject of any action involving a claim of violation of or liability under foreign, federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Securities Exchange Commission involving the Company or any Subsidiary or any current or former director or officer of the Company or any Subsidiary. The Securities Exchange Commission has not issued any stop order or other order suspending the effectiveness of any document or registration statement filed by the Company or any Subsidiary under the Securities Act or the Exchange Act.

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(j)                 Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(k)               Regulatory Permits. Except as disclosed in the SEC Reports, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Annual Report, except where the failure to possess such certificates, authorizations and permits could not reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificates, authorizations and permits.

(l)                 Title to Assets. The Company and its Subsidiaries have good and marketable title to all personal property owned by the Company and its Subsidiaries and defensible title to all other property owned by the Company and its Subsidiaries, free and clear of all liens and no royalty is payable in respect of any of them. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases. All property, leases or claims in which the Company or any Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting where the failure to be so would have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(m)             Patents and Trademarks. The Company and its Subsidiaries have, or have rights to use, all material patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the Annual Report (collectively, the “Intellectual Property Rights”). Neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any person, which could reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(n)               Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and markets in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its respective business without a significant increase in cost. The Company and, if applicable, each of the Subsidiaries has sufficiently provided for an adequate reserve related to present or future abandonment and related costs.

(o)               Money Laundering Laws. The operations of each of the Company and its Subsidiaries are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency, and to the knowledge of the Company, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company and/or any Subsidiary thereof with respect to any such money laundering statutes, rules, regulations or guidelines is pending or threatened.

(p)               Transactions with Affiliates and Employees. Except as set forth in the Annual Report, to the knowledge of the Company, none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any Subsidiary (other than for services as consultants, employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $20,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company or any of its Subsidiaries.

(q)               Sarbanes-Oxley; Internal Accounting Controls. The Company and its Subsidiaries are in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are effective and applicable to it. Except as set forth in the Annual Report, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Annual Report (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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(r)                 Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Purchase Shares by the Company to the Purchaser as contemplated hereby.

(s)                Registration Rights. Except for certain piggyback rights given to certain warrant holders, as of the date of this Agreement, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(t)                 Listing and Maintenance Requirements. The Company’s equity securities are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the equity securities under the Exchange Act nor has the Company received any notification that the Securities Exchange Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(u)               No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2.2, neither the Company, nor any of its affiliates, nor any Person acting on its behalf or their behalves has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company within the last six months for purposes of the Securities Act which would require the registration of any such securities under the Securities Act.

(v)               Tax Status. Except as disclosed in the SEC Reports, the Company and its Subsidiaries (i) have prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which they are subject, (ii) have paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and its Subsidiaries and (iii) have set aside on their books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such tax, assessment, charge or return would not have or reasonably be expected to have a Material Adverse Effect.

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(w)             No Directed Selling Efforts. Neither the Company nor any Person acting on behalf of the Company has engaged in any “directed selling efforts” (as such term is defined in Regulation S) in connection with the offer and sale of the Purchase Shares and Warrants to the Purchaser. The Company has offered the Purchase Shares and the Warrants for sale only to the Purchaser and such offers and sales have occurred outside the United States in an “offshore transaction” (as defined in Regulation S).

(x)               Foreign Corrupt Practices. Neither the Company or any Subsidiary, nor, to the knowledge of the Company, any agent or other Person acting on behalf of the Company or any Subsidiary of the Company, has (i) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or to any officers or employees of any state-owned enterprises from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary thereof (or made by any Person acting on the behalf of the Company or any Subsidiary thereof of which the Company is aware) which is in violation of law, or (iv) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or of any applicable anti-corruption, anti-bribery, anti-graft or similar such laws, rules, regulations or ordinances.

(y)               Accountants. The Company’s auditor is Ernst & Young Hua Ming LLP. Such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) has expressed its opinion with respect to the financial statements included in the Company’s annual report for the year ended December 31, 2012. There are no disagreements presently existing, or reasonably anticipated by the Company to arise, between the Company and the auditors employed by the Company or its Subsidiaries which could affect the Company’s or any Subsidiary’s ability to perform any of its obligations under the Agreement.

(z)                Labor Relations; Employee Benefits. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or its Subsidiaries and the Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer of the Company or any Subsidiary, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. Except as disclosed in the SEC Reports, the Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, welfare funds, social benefits, medical benefits, insurance, retirement benefits and pensions, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Other than statutory social insurance plans operated under the applicable laws of the PRC, none of the PRC Subsidiaries provides or is required to provide any retirement, social insurance, life insurance, medical, dental or other welfare benefits provided on ill-health, injury, death disability or on termination of employment (whether voluntary or involuntary) to any current or former employees, officers, consultants, independent contractors or agents of any PRC Subsidiaries.

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Section 2.2            Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as of the date hereof and as of the Closing Date, as follows:

(a)                Due Formation. The Purchaser is a company duly incorporated as an exempted company with limited liability, validly existing and in good standing under the laws of the British Virgin Islands, with full power and authority to own and operate and to carry on its business in the places and in the manner as currently conducted.

(b)               Authority. The Purchaser has full power and authority to enter into, execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by the Purchaser pursuant to this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder have been duly authorized by all requisite actions on its part.

(c)                Valid Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(d)               Consents. Neither the execution and delivery by the Purchaser of this Agreement nor the consummation by it of any of the transactions contemplated hereby nor the performance by the Purchaser of this Agreement in accordance with its terms requires the consent, approval, order or authorization of, or registration with, or the giving of notice to, any governmental or public body or authority or any third party, except as have been obtained, made or given.

(e)                No Conflict. Neither the execution and delivery by Purchaser of this Agreement, nor the consummation by it of any of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms and conditions hereof will contravene any existing agreement, federal, state, county or local law, rule or regulation or any judgment, decree or order applicable to, or binding upon, Purchaser.

(f)                Status and Investment Intent.

(i)                 Experience. The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchase Shares. The Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment.

(ii)               Purchase Entirely for Own Account. The Purchaser is acquiring the Purchase Shares that it is purchasing pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale, distribution or other disposition thereof. The Purchaser does not have any direct or indirect arrangement, or understanding with any other persons to distribute, or regarding the distribution of the Purchase Shares in violation of the Securities Act or any other applicable state.

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(iii)             Not U.S. person. The Purchaser is not a “U.S. person” (as such term is defined in Regulation S) and is not purchasing the Purchase Shares for the account or benefit to a “U.S. person”.

(iv)             Distribution Compliance Period. The Purchaser acknowledges that all offers and sales of the Purchase Shares before the end of the “distribution compliance period” (as such term is defined in Regulation S) be made only in accordance with Regulation S, pursuant to registration of the securities under the Securities Act or pursuant to an exemption therefrom.

(v)               Restrictive Legend. The Purchaser understands that the ADRs evidencing the Purchase Shares will bear a legend or other restriction substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS RECEIPT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). NO SALE, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION OF THESE SECURITIES MAY BE MADE UNLESS EITHER (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EITHER CASE UPON THE RECEIPT OF AN OPINION OF U.S. COUNSEL SATISFACTORY TO THE DEPOSITARY.”

(vi)             Information. The Purchaser has been furnished access to all materials such Purchaser has requested relating to the Company and its Subsidiaries and other due diligence information and documents, including certain balance sheet and income statement data of the Company on a consolidated basis for the first quarter of 2013, and the Purchaser has been afforded the opportunity to ask questions of and receive answers from representatives of the Company concerning the foregoing, including the terms and conditions of this Agreement. The Purchaser has consulted to the extent deemed appropriate by such Purchaser with such Purchaser’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Purchase Shares.

(vii)           No Broker. No broker, investment banker or other person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

(g)               Financing. The Purchaser has sufficient funds available to it to purchase all of the Purchase Shares pursuant to this Agreement.

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ARTICLE III

COVENANTS

Section 3.1            Lock-Up. The Purchaser agrees that it will not, without the prior written consent of the Company, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of the Purchase Shares or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Purchase Shares prior to the date 180 days after the Closing Date, except to a direct or indirect wholly-owned subsidiary of the Purchaser that shall be bound by this Agreement as if such subsidiary were a party (“Related Transferee”).

Section 3.2            Further Assurances. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 5.2, the Parties shall use their best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby.

Section 3.3            Between the date of this Agreement and the Closing, the Company and its Subsidiaries shall operate their respective businesses only in the ordinary course consistent with past practice.

ARTICLE IV

INDEMNIFICATION

Section 4.1            Indemnification. Each of the Company and the Purchaser (an “Indemnifying Party”) shall indemnify and hold each other and their directors, officers and agents (collectively, the “Indemnified Party”) harmless from and against any losses, claims, damages, liabilities, judgments, fines, obligations, expenses and liabilities of any kind or nature whatsoever, including but not limited to any investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any pending or threatened legal action or proceeding, but excluding consequential damages, special or incidental damages, indirect damages, punitive damages, lost profits, and diminution in value (collectively, “Losses”) resulting from or arising out of: (i) the breach of any representation or warranty of such Indemnifying Party contained in this Agreement or in any schedule or exhibit hereto; (ii) the violation or nonperformance, partial or total, of any covenant or agreement of such Indemnifying Party contained in this Agreement for reasons other than gross negligence or willful misconduct of such Indemnified Party; or (iii) in the case of the Purchaser as an Indemnified Party, any action instituted against an Indemnified Party of the Purchaser in any capacity, or any of them or their respective affiliates, by any stockholder of the Company who is not an affiliate of such Purchaser, with respect to any of the transactions contemplated by this Agreement (unless such action is based upon a breach of such Purchaser’s representations, warranties or covenants under this Agreement or any agreements or understandings such Purchaser may have with any such stockholder or any violations by the Purchaser of state, federal or foreign securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance). In calculating the amount of any Losses of an Indemnified Party hereunder, there shall be subtracted the amount of any insurance proceeds and third-party payments received by the Indemnified Party with respect to such Losses, if any.

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Section 4.2            Notice of Claims; Procedures. If an Indemnified Party makes any claim against an Indemnifying Party for indemnification, the claim shall be in writing and shall state in general terms the facts upon which such Indemnified Party makes the claim. In the event of any claim or demand asserted against an Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 30 days after receipt from the Indemnified Party of the claim referred to above, indicating whether such Indemnifying Party intends to assume the defense of the claim or demand. If an Indemnifying Party assumes the defense, such Indemnifying Party shall have the right to fully control and settle the proceeding, provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party elects not to assume the defense or fails to make such an election with the 30-day period, the Indemnified Party may, at its option, defend, settle, compromise or pay such action or claim; provided, that, any such settlement or compromise shall be permitted hereunder only with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 4.3            Basket and Cap. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or willful misconduct, (i) the Indemnifying Party shall not be obligated to indemnify an Indemnified Party under Section 4.1, except if and to the extent that the aggregate Losses incurred by the Indemnified Party as a result of all Losses that would otherwise be subject to indemnification under Section 4.1 exceeds the sum of US$500,000 (the “Basket Amount”), and then such Indemnified Party shall be entitled to indemnification only for the portion of its Losses that exceeds the Basket Amount, (ii) the Indemnifying Party shall not be responsible for indemnifying any Indemnified Party for any individual claims where the Losses relating thereto are less than US$100,000 such items shall not be aggregated for purposes of clause (i) above, and (iii) the aggregate Liability of the Indemnifying Party to the Purchaser for indemnification under this Section 4.1 shall be limited to the Purchase Price.

Section 4.4            Third Party Claims.

(a)                If any third party shall notify any Indemnified Party in writing with respect to any matter involving a claim by such third party (a “Third Party Claim”) which such Indemnified Party believes would give rise to a claim for indemnification against the Indemnifying Party under this Section 4.4, then the Indemnified Party shall promptly (i) notify the Indemnifying Party thereof in writing within thirty (30) days of receipt of notice of such claim and (ii) transmit to the Indemnifying Party a written notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided, however, that no delay on the part of the Indemnified Party in so notifying the Indemnifying Party, and no failure on the part of the Indemnified Party to comply with any of the procedures in this Section 4.4, shall relieve the Indemnifying Party of any obligation under Section 4.1 with respect thereto unless (and then solely to the extent) the Indemnifying Party is materially prejudiced thereby.

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(b)               Subject to Section 4.4(d) below, upon receipt of a Claim Notice with respect to a Third Party Claim, the Indemnifying Party shall have the right to assume the defense of any Third Party Claim by notifying the Indemnified Party in writing that the Indemnifying Party elects to assume the defense of such Third Party Claim, and upon delivery of such notice by the Indemnifying Party, the Indemnifying Party shall have the right to defend such Third Party Claim with counsel, selected by it, who is reasonably satisfactory to the Indemnified Party, by all appropriate proceedings, which proceedings shall be prosecuted actively and diligently by the Indemnifying Party to a final conclusion or settled. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to consent to the entry of a judgment or enter into any compromise or settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld).

(c)                If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party, to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party shall have the right to receive copies of all pleadings, notices and communications with respect to any Third Party Claim, other than any privileged communications between the Indemnifying Party and its counsel, and shall be entitled, at its sole cost and expense, to retain separate co-counsel and participate in, but not control, any defense or settlement of any Third Party Claim assumed by the Indemnifying Party pursuant to Section 4.4(b); provided, however, if, based on written advice of counsel, the Indemnified Party concludes that there is a reasonable likelihood of a conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Third Party Claim, the Indemnifying Party shall bear the reasonable costs and expenses of one counsel to the Indemnified Party in connection with such defense.

(d)               If (i) the Indemnifying Party fails to notify the Indemnified Party within the thirty (30) days after receipt of any Claim Notice that the Indemnifying Party elects to assume the defense of any Third Party Claim pursuant to Section 4.4(b), (ii) the Indemnifying Party elects to assume the defense of any Third Party Claim pursuant to Section 4.4(b) but fails to diligently prosecute or settle such Third Party Claim, (iii) the Indemnifying Party and the Indemnified Party are parties to the same proceeding (or, assuming the veracity of the facts alleged by the party bringing the Third Party Claim, the Indemnifying Party and the Indemnified Party may become parties to the same proceeding) and the Indemnified Party determines in good faith that a conflict of interest exists between the Indemnifying Party and the Indemnified Party, (iv) the Indemnified Party determines in good faith that there is a reasonable possibility that it will be prejudiced in any material respect beyond the ambit of such Third Party Claim by the Indemnifying Party’s control of the defense and proceedings with respect to any Third Party Claim, or (v) such Third Party Claim is a claim by a governmental tax authority, then (A) the Indemnified Party shall have the right to assume full control of the defense and proceedings with respect to such Third Party Claim, and the Indemnified Party may compromise or settle such Third Party Claim without consulting with, or obtaining consent from, the Indemnifying Party in connection therewith (it being understood and agreed that the Indemnifying Party shall not be bound by any such compromise or settlement entered into without its consent) and (B) the Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including fees and disbursements of no more than one counsel per jurisdiction (such counsel reasonably acceptable to the Indemnifying Party) reasonably incurred in connection with such Third Party Claim). The Indemnified Party shall have full control of such defense and proceedings, although the Indemnifying Party shall be entitled to participate in any defense or settlement controlled by the Indemnified Party pursuant to this Section 4.4(d) at its sole expense. Any compromise or settlement of a Third Party Claim effected by the Indemnified Party without the Indemnifying Party’s consent shall not be dispositive of the amount of any Losses with respect to such Third Party Claim.

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(e)                In the event any Indemnified Party should have a claim against the Indemnifying Party hereunder which does not involve a Third Party Claim, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s best estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided that no delay on the part of the Indemnified Party in delivering the Indemnity Notice pursuant to this Section 4.4(e) shall relieve the Indemnifying Party of any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is prejudiced thereby. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim (the “Dispute Notice”), the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

ARTICLE V

MISCELLANEOUS

Section 5.1            Survival of the Representations and Warranties. All representations and warranties made by any Party shall survive for two years and shall terminate and be without further force or effect on the second anniversary of the date hereof, except as to (i) any claims thereunder which have been asserted in writing pursuant to Section 4.1 against the Party making such representations and warranties on or prior to such second anniversary, and (ii) the Company’s representations contained in Section 2.1(a), (b) and (c) hereof, each of which shall survive indefinitely.

Section 5.2            Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to Closing, (i) by mutual agreement of the Parties, (ii) by any Party in the event that the Closing has not occurred by August 12, 2013 (the “Termination Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 5.2 shall not be available to any Party whose willful breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date. Nothing in this Section 5.2 shall be deemed to release any Party from any liability for any breach of this Agreement prior to the effective date of such termination and after the effective date of this Article V.

Section 5.3            Governing Law. This Agreement shall be governed and interpreted in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof.

Section 5.4            Dispute Resolution. Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, performance breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of any Party to the dispute with notice (the “Arbitration Notice”) to the other Parties.

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(i)	The Dispute shall be settled in Hong Kong in a proceeding conducted in English by one (1) arbitrator from the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.

(ii)	Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents reasonably requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(iii)	The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(iv)	During the course of the arbitral tribunal's adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 5.5            Amendment. This Agreement shall not be amended, changed or modified, except by another agreement in writing executed by the Parties hereto.

Section 5.6            Binding Effect. This Agreement shall inure to the benefit of, and be binding upon, each of the Company and the Purchaser and their respective heirs, successors and permitted assigns and legal representatives.

Section 5.7            Assignment. Neither this Agreement nor any of the rights, duties or obligations hereunder may be assigned by the Company or the Purchaser without the express written consent of the other Parties, except that the Purchaser may assign all or any of its rights and obligations hereunder to any affiliate of the Purchaser without the consent of the other Parties, provided that no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of the foregoing sentence shall be null and void.

Section 5.8            Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of actual delivery if delivered personally to the Party or Parties to whom notice is to be given, on the date sent if sent by telecopier, tested telex or prepaid telegram, on the next business day following delivery if sent by courier or on the day of attempted delivery by postal service if mailed by registered or certified mail, return receipt requested, postage paid, and properly addressed as follows:

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If to Purchaser, at:	Champion Plus Group Limited
Columbus Centre, Suite 210
Road Town, Tortola
British Virgin Islands
Fax: +1 284 494-4055
Attn: Mr. Shannon Cheung/Ms. Jenny Ho

With copy to:	Troutman Sanders
34th Floor Two Exchange Square
8 Connaught Place, Central
Hong Kong
Fax: +852 2533-7896
Attn: Michelle Graffum

If to the Company, at:	China Mobile games and Entertainment Group Limited
Block A, 15/F Huajian Building
233 Tianfu Road, Tianhe District
Guangzhou, PRC
Fax: +852 2763-4168
Attn: Ken Fei Fu Chang, CFO

With copy to:	Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
Fax: +852 3761-3301
Attn: Benjamin Su

Any Party may change its address for purposes of this Section 5.8 by giving the other Parties hereto written notice of the new address in the manner set forth above.

Section 5.9            Entire Agreement. This Agreement constitutes the entire understanding and agreement between the Parties hereto with respect to the matters covered hereby, and all prior agreements and understandings, oral or in writing, if any, between the Parties with respect to the matters covered hereby are merged and superseded by this Agreement.

Section 5.10        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

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Section 5.11        Fees and Expenses. Except as otherwise provided in this Agreement, each Party will be responsible for all of its own expenses incurred in connection with the negotiation, preparation and execution of this Agreement.

Section 5.12        Public Announcements. None of the Parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the Purchaser and the Company unless otherwise required by Securities Law or other applicable law, and the Parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 5.13        Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 5.14        Headings. The headings of the various articles and sections of this Agreement are inserted merely for the purpose of convenience and do not expressly or by implication limit, define or extend the specific terms of the section so designated.

Section 5.15        Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first above written.

Champion Plus Group Limited

By:
	Name:	Shannon Cheung
	Title:	Director

China Mobile Games and Entertainment Group Limited

By:
	Name:	Ken Fei Fu Chang
	Title:	Director and Chief Financial Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

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EXHIBIT C

Execution Version

THIS WARRANT WAS ORIGINALLY ISSUED ON AUGUST 5, 2013, AND SUCH ISSUANCE WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION. THIS WARRANT MAY NOT BE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE SECURITIES LAWS OF THE RELEVANT STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THIS WARRANT IS NOT TRANSFERRABLE EXCEPT WITH THE PRIOR WRITTEN CONSENT OF CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

STOCK PURCHASE WARRANT

Date of Issuance: August 5, 2013	Certificate No. W-1

FOR VALUE RECEIVED, China Mobile Games and Entertainment Group Limited, a company formed under the laws of the Cayman Islands (the “Company”), hereby grants to Champion Plus Group Limited, a company incorporated in the British Virgin Islands, or its registered assigns (the “Registered Holder”) the right to purchase from the Company 100,000 Warrant ADSs at a price per Warrant ADS of $10.00 (as adjusted from time to time in accordance herewith, the “Exercise Price”). This Warrant is issued in connection with the Purchase Agreement dated July 26, 2013, between the Company and Grand Synergy Limited and as compensation for introductory services provided by the Registered Holder to the Company. Certain capitalized terms used herein but not otherwise defined are defined in Section 3 hereof. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

This Warrant is subject to the following provisions:

Section 1. Exercise or Exchange of Warrant.

1A. Exercise Period. The Registered Holder may exercise, in whole or in part (but not as to a fractional part of a Warrant ADS), the purchase rights represented by this Warrant at any time and from time to time after the date which is 180 days after the Date of Issuance (the “Vesting Date”) to and including the second anniversary of the Vesting Date (the “Exercise Period”).

1B. Exercise or Exchange Procedure.

(i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the “Exercise Time”):

(a) a completed Exercise Agreement, as described in paragraph 1C, executed by the Registered Holder;

(b) this Warrant; and

(c) payment by the Registered Holder in immediately available funds of an amount equal to the product of the Exercise Price multiplied by the number of Warrant ADSs being purchased upon such exercise (the “Aggregate Exercise Price”).

(ii) As an alternative to the exercise of this Warrant as provided in paragraph 1B(i), the Registered Holder may exchange all or part of the purchase rights represented by this Warrant by surrendering this Warrant to the Company, together with a written notice to the Company that the Registered Holder is exchanging the Warrant (or a portion thereof) for an aggregate number of Warrant ADSs specified in the Exercise Agreement, from which the Company shall withhold and not issue to the Registered Holder a number of Warrant ADSs with an aggregate Market Price as of the date of the Exercise Agreement equal to the Aggregate Exercise Price of the number of Warrant ADSs specified in the Exercise Agreement (and such withheld ADSs shall no longer be issuable under this Warrant).

(iii) Certificates for Warrant ADSs purchased upon exercise of this Warrant shall be delivered by the Company to the Registered Holder within five Trading Days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall, within such five-day period, deliver such new Warrant to the Registered Holder.

(iv) The Warrant ADSs issuable upon the exercise of this Warrant shall be deemed to have been issued to the Registered Holder at the Exercise Time, and the Registered Holder shall be deemed for all purposes to have become the record holder of such Warrant ADSs at the Exercise Time.

(v) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the Registered Holder, be conditioned upon the consummation of the public offering or sale of the Company in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

(vi) All Warrant ADSs which are issuable hereunder shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges.

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(vii) Upon any exercise of this Warrant, the Company may require customary investment representations from the Registered Holder to assure that the issuance of the Warrant ADSs hereunder shall not require registration or qualification under the Securities Act or any state securities laws.

(viii) If by the fifth Trading Day after an Exercise Time the Company fails to deliver the required number of Warrant ADSs in the manner required pursuant to Section 1B(iii) hereof, then the Registered Holder will have the right to rescind such exercise.

(ix) The Company’s obligations to issue and deliver Warrant ADSs in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Registered Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Registered Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Registered Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Registered Holder in connection with the issuance of Warrant ADSs. Nothing herein shall limit a Registered Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Warrant ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

(x) If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a new Warrant (as defined herein), but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which shall not include a surety bond), if requested. Applicants for a new Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a new Warrant is requested as a result of a mutilation of this Warrant, then the Registered Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the new Warrant.

1C. Exercise Agreement. Upon any exercise of this Warrant, the Registered Holder shall furnish to the Company an Exercise Agreement substantially in the form set forth in Exhibit I hereto, with such other representations as the Company may reasonably request. Such Exercise Agreement shall be dated the actual date of execution thereof.

Section 2. Adjustment of Exercise Price and Number of ADSs. In order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 2, and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

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2A. Subdivision or Combination of Ordinary Shares. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Ordinary Shares into a greater number of shares or decreases the ADS Ratio, the Exercise Price in effect immediately prior to such subdivision or decrease shall be proportionately reduced and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Ordinary Shares into a smaller number of shares or increases the ADS Ratio, the Exercise Price in effect immediately prior to such combination or increase shall be proportionately increased and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be proportionately decreased.

2B. Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a way that the holders of Ordinary Shares or ADSs are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Ordinary Shares or ADSs is referred to herein as “Organic Change.” If, at any time while this Warrant is outstanding there is an Organic Change, then the Registered Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Organic Change if it had been, immediately prior to such Organic Change, the holder of the number of Warrant ADSs then issuable upon exercise in full of this Warrant (the “Alternate Consideration”). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one ADS (or underlying Class A ordinary shares of the Company, as the case may be) in such Organic Change, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of ADSs (or underlying Class A ordinary shares of the Company, as the case may be) are given any choice as to the securities, cash or property to be received in an Organic Change, then the Registered Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Organic Change. At the Registered Holder’s option and request, any successor to the Company or surviving entity in such Organic Change shall issue to the Registered Holder a new warrant substantially in the form of this Warrant and consistent with the foregoing provisions and evidencing the Registered Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which an Organic Change is affected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 2B and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to an Organic Change.

2C. Notices.

(i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder.

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(ii) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

(iii) The Company shall also give written notice to the Registered Holder at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

Section 3. Definitions. The following terms have meanings set forth below:

“ADS Ratio” means the ratio of Class A ordinary shares per ADS.

“Market Price” means as to any Warrant ADS on a given date, the average of the closing prices of such Warrant ADSs on The Trading Market in the five Trading Days preceding such given date.

“Ordinary Shares” means the ordinary shares of the Company, including both Class A ordinary shares, par value $0.001 per share, and Class B ordinary shares, par value $0.001 per share.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

“Securities Act” means the United States Securities Act of 1933, as amended, and any rules or regulations promulgated thereunder.

“Trading Day” means (i) a day on which the ADSs are traded on a Trading Market or (ii) if the ADSs are not quoted on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE

Amex Equities, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Warrant ADS” means ADSs of the Company, each ADS representing 14 of the Company’s Class A ordinary shares; provided that if there is a change such that the securities issuable upon exercise of the Warrant are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term “Warrant ADS” shall mean one share of the security issuable upon exercise of the Warrant if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

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Section 4. No Voting Rights. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company.

Section 5. Warrant Non-Transferable. No transfer, sale, assignment, hypothecation or other disposition of this Warrant may be made by the Registered Holder other than to an affiliate of the Registered Holder. The Registered Holder represents and acknowledges that this Warrant and the securities issuable upon exercise hereof have not been registered with the Securities and Exchange Commission or the securities commission of any state, in reliance upon an exemption from registration under the Securities Act, and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws as evidenced by a legal opinion of counsel to the transferor to such effect, the substance of which shall be reasonably acceptable to the Company.

Section 6. Legend. If applicable, certificates for Warrant ADSs purchased upon exercise of this Warrant will bear a legend or other restriction substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS RECEIPT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). NO SALE, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION OF THESE SECURITIES MAY BE MADE UNLESS EITHER (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EITHER CASE UPON THE RECEIPT OF AN OPINION OF U.S. COUNSEL SATISFACTORY TO THE DEPOSITARY.”

Section 7. Notices. Except as otherwise expressly provided herein, all notices, demands or other communications referred to in this Warrant shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent to the recipient by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next business day, (iii) one business day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three days after it is mailed to the recipient by first class mail, return receipt requested, and shall be addressed (a) to the Company, at its principal executive offices and (b) to the Registered Holder of this Warrant, at such holder's address as it appears in the records of the Company (unless otherwise indicated by any such holder).

Section 8. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended only with the written consent of the Registered Holder and the Company, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holder of the Warrant.

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Section 9. No Third Party Beneficiaries. Nothing in this Warrant shall be construed to give to any Person other than the Company and the Registered Holder any legal or equitable right, remedy or claim under this Warrant, and this Warrant shall be for the sole and exclusive benefit of the Company and such Registered Holder.

Section 10. Descriptive Headings. The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

Section 11. Governing Law. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereunder.

Section 12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 13. Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as though such provision were so excluded and shall be enforceable in accordance with its terms.

*     *     *     *     *

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IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by a duly authorized officer as of the Date of Issuance set forth above.

CHINA MOBILE GAMES AND

ENTERTAINMENT GROUP LIMITED

By:	/s/ Ken Chang

Name:	Ken Chang

Title:	Director and CFO

Signature Page to Warrant Certificate No. W-1

EXHIBIT I

EXERCISE AGREEMENT

To: CHINA MOBILE GAMES AND	Dated:

ENTERTAINMENT GROUP LIMITED

The undersigned Registered Holder, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ______ Warrant ADSs covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Warrant.

[Pursuant to Section 1B(ii) of the Warrant, the Registered Holder hereby notifies the Company that it desires to surrender the purchase rights represented by the Warrant for an aggregate of ______ Warrant ADSs, from which the Company shall withhold and not issue to the Registered Holder a number of Warrant ADSs equal to ______ (representing the number of Warrant ADSs with an aggregate Market Price as of the date hereof of US$[________]), such that the Company shall issue to the Registered Holder an aggregate of [________] Warrant ADSs (the “Issued ADSs”) after such withholding. The Registered Holder acknowledges that, following the issuance of the Issued ADSs to the Registered Holder in accordance with the preceding sentence, the Registered Holder shall have no further rights under the Warrant or other rights to purchase ordinary shares in the capital of the Company.]

[Name of Registered Holder]

By:
Name:
Title:

EXHIBIT D

THIS WARRANT WAS ORIGINALLY ISSUED ON 1 April 2014, AND SUCH ISSUANCE WAS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION. THIS WARRANT MAY NOT BE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE SECURITIES LAWS OF THE RELEVANT STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THIS WARRANT IS NOT TRANSFERRABLE EXCEPT WITH THE PRIOR WRITTEN CONSENT OF CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

STOCK PURCHASE WARRANT

Date of Issuance: 1 April, 2014	Certificate No. W-6

FOR VALUE RECEIVED, China Mobile Games and Entertainment Group Limited, a company formed under the laws of the Cayman Islands (the “Company”), hereby grants to Marvel Investment Holding Limited, a company incorporated in the British Virgin Islands, or its registered assigns (the “Registered Holder”) the right to purchase from the Company 100,000 Warrant ADSs at a price per Warrant ADS of $24.00 (as adjusted from time to time in accordance herewith, the “Exercise Price”). This Warrant is issued between the Company and the Registered Holder and as compensation for services provided by the Registered Holder in introducing an investor to the Company. Certain capitalized terms used herein but not otherwise defined are defined in Section 3 hereof. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

This Warrant is subject to the following provisions:

Section 1. Exercise or Exchange of Warrant.

1A. Exercise Period. The Registered Holder may exercise, in whole or in part (but not as to a fractional part of a Warrant ADS), the purchase rights represented by this Warrant at any time and from time to time after the date which is 180 days after the Date of Issuance (the “Vesting Date”) to and including the second anniversary of the Vesting Date (the “Exercise Period”).

1B. Exercise or Exchange Procedure.

(i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the “Exercise Time”):

(a) a completed Exercise Agreement, as described in paragraph 1C, executed by the Registered Holder;

(b) this Warrant; and

(c) payment by the Registered Holder in immediately available funds of an amount equal to the product of the Exercise Price multiplied by the number of Warrant ADSs being purchased upon such exercise (the “Aggregate Exercise Price”).

(ii) As an alternative to the exercise of this Warrant as provided in paragraph 1B(i), the Registered Holder may exchange all or part of the purchase rights represented by this Warrant by surrendering this Warrant to the Company, together with a written notice to the Company that the Registered Holder is exchanging the Warrant (or a portion thereof) for an aggregate number of Warrant ADSs specified in the Exercise Agreement, from which the Company shall withhold and not issue to the Registered Holder a number of Warrant ADSs with an aggregate Market Price as of the date of the Exercise Agreement equal to the Aggregate Exercise Price of the number of Warrant ADSs specified in the Exercise Agreement (and such withheld ADSs shall no longer be issuable under this Warrant).

(iii) Certificates for Warrant ADSs purchased upon exercise of this Warrant shall be delivered by the Company to the Registered Holder within five Trading Days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall, within such five-day period, deliver such new Warrant to the Registered Holder.

(iv) The Warrant ADSs issuable upon the exercise of this Warrant shall be deemed to have been issued to the Registered Holder at the Exercise Time, and the Registered Holder shall be deemed for all purposes to have become the record holder of such Warrant ADSs at the Exercise Time.

(v) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the Registered Holder, be conditioned upon the consummation of the public offering or sale of the Company in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

(vi) All Warrant ADSs which are issuable hereunder shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges.

(vii) Upon any exercise of this Warrant, the Company may require customary investment representations from the Registered Holder to assure that the issuance of the Warrant ADSs hereunder shall not require registration or qualification under the Securities Act or any state securities laws.

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(viii) If by the fifth Trading Day after an Exercise Time the Company fails to deliver the required number of Warrant ADSs in the manner required pursuant to Section 1B(iii) hereof, then the Registered Holder will have the right to rescind such exercise.

(ix) The Company’s obligations to issue and deliver Warrant ADSs in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Registered Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Registered Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Registered Holder or any other Person, and irrespective of any other circumstance that might otherwise limit such obligation of the Company to the Registered Holder in connection with the issuance of Warrant ADSs. Nothing herein shall limit a Registered Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Warrant ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

(x) If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a new Warrant (as defined herein), but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which shall not include a surety bond), if requested. Applicants for a new Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a new Warrant is requested as a result of a mutilation of this Warrant, then the Registered Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the new Warrant.

1C. Exercise Agreement. Upon any exercise of this Warrant, the Registered Holder shall furnish to the Company an Exercise Agreement substantially in the form set forth in Exhibit I hereto, with such other representations as the Company may reasonably request. Such Exercise Agreement shall be dated the actual date of execution thereof.

Section 2. Adjustment of Exercise Price and Number of ADSs. In order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 2, and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 2.

2A. Subdivision or Combination of Ordinary Shares. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Ordinary Shares into a greater number of shares or decreases the ADS Ratio, the Exercise Price in effect immediately prior to such subdivision or decrease shall be proportionately reduced and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Ordinary Shares into a smaller number of shares or increases the ADS Ratio, the Exercise Price in effect immediately prior to such combination or increase shall be proportionately increased and the number of Warrant ADSs obtainable upon exercise of this Warrant shall be proportionately decreased.

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2B. Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a way that the holders of Ordinary Shares or ADSs are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Ordinary Shares or ADSs is referred to herein as “Organic Change.” If, at any time while this Warrant is outstanding there is an Organic Change, then the Registered Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Organic Change if it had been, immediately prior to such Organic Change, the holder of the number of Warrant ADSs then issuable upon exercise in full of this Warrant (the “Alternate Consideration”). For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one ADS (or underlying Class A ordinary shares of the Company, as the case may be) in such Organic Change, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of ADSs (or underlying Class A ordinary shares of the Company, as the case may be) are given any choice as to the securities, cash or property to be received in an Organic Change, then the Registered Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Organic Change. At the Registered Holder’s option and request, any successor to the Company or surviving entity in such Organic Change shall issue to the Registered Holder a new warrant substantially in the form of this Warrant and consistent with the foregoing provisions and evidencing the Registered Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which an Organic Change is affected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 2B and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to an Organic Change.

2C. Notices.

(i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder.

(ii) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

(iii) The Company shall also give written notice to the Registered Holder at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

Section 3. Definitions. The following terms have meanings set forth below:

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“ADS Ratio” means the ratio of Class A ordinary shares per ADS.

“Market Price” means as to any Warrant ADS on a given date, the average of the closing prices of such Warrant ADSs on The Trading Market in the five Trading Days preceding such given date.

“Ordinary Shares” means the ordinary shares of the Company, including both Class

A ordinary shares, par value $0.001 per share, and Class B ordinary shares, par value $0.001 per share.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

“Securities Act” means the United States Securities Act of 1933, as amended, and any rules or regulations promulgated thereunder.

“Trading Day” means (i) a day on which the ADSs are traded on a Trading Market or (ii) if the ADSs are not quoted on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported by the OTC Markets Group (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE Amex Equities, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

“Warrant ADS” means ADSs of the Company, each ADS representing 14 of the Company’s Class A ordinary shares; provided that if there is a change such that the securities issuable upon exercise of the Warrant are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term “Warrant ADS” shall mean one share of the security issuable upon exercise of the Warrant if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares.

Section 4. No Voting Rights. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company.

Section 5. Warrant Non-Transferable. No transfer, sale, assignment, hypothecation or other disposition of this Warrant may be made by the Registered Holder other than to an affiliate of the Registered Holder. The Registered Holder represents and acknowledges that this Warrant and the securities issuable upon exercise hereof have not been registered with the Securities and Exchange Commission or the securities commission of any state, in reliance upon an exemption from registration under the Securities Act, and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with applicable state securities laws as evidenced by a legal opinion of counsel to the transferor to such effect, the substance of which shall be reasonably acceptable to the Company.

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Section 6. Legend. If applicable, certificates for Warrant ADSs purchased upon exercise of this Warrant will bear a legend or other restriction substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS RECEIPT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). NO SALE, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION OF THESE SECURITIES MAY BE MADE UNLESS EITHER (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EITHER CASE UPON THE RECEIPT OF AN OPINION OF U.S. COUNSEL SATISFACTORY TO THE DEPOSITARY.”

Section 7. Notices. Except as otherwise expressly provided herein, all notices, demands or other communications referred to in this Warrant shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent to the recipient by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next business day, (iii) one business day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three days after it is mailed to the recipient by first class mail, return receipt requested, and shall be addressed (a) to the Company, at its principal executive offices and (b) to the Registered Holder of this Warrant, at such holder's address as it appears in the records of the Company (unless otherwise indicated by any such holder).

Section 8. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrant may be amended only with the written consent of the Registered Holder and the Company, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holder of the Warrant.

Section 9. No Third Party Beneficiaries. Nothing in this Warrant shall be construed to give to any Person other than the Company and the Registered Holder any legal or equitable right, remedy or claim under this Warrant, and this Warrant shall be for the sole and exclusive benefit of the Company and such Registered Holder.

Section 10. Descriptive Headings. The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

Section 11. Governing Law. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws thereunder.

Section 12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

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Section 13. Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as though such provision were so excluded and shall be enforceable in accordance with its terms.

*     *      *      *      *

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IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by a duly authorized officer as of the Date of Issuance set forth above.

CHINA MOBILE GAMES AND
ENTERTAINMENT GROUP LIMITED

By: /s/ Hendrick Sin
Name: Hendrick Sin
Title: Vice Chairman

Signature Page to Warrant Certificate No. W-6

EXHIBIT I

EXERCISE AGREEMENT

To: CHINA MOBILE GAMES AND	Dated:

ENTERTAINMENT GROUP LIMITED

The undersigned Registered Holder, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-____), hereby agrees to subscribe for the purchase of ______ Warrant ADSs covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Warrant.

[Pursuant to Section 1B(ii) of the Warrant, the Registered Holder hereby notifies the Company that it desires to surrender the purchase rights represented by the Warrant for an aggregate of ______ Warrant ADSs, from which the Company shall withhold and not issue to the Registered Holder a number of Warrant ADSs equal to ______ (representing the number of Warrant ADSs with an aggregate Market Price as of the date hereof of US$[________]), such that the Company shall issue to the Registered Holder an aggregate of [________] Warrant ADSs (the “Issued ADSs”) after such withholding. The Registered Holder acknowledges that, following the issuance of the Issued ADSs to the Registered Holder in accordance with the preceding sentence, the Registered Holder shall have no further rights under the Warrant or other rights to purchase ordinary shares in the capital of the Company.]

[Name of Registered Holder]

By:
Name:
Title: